Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 7- 2007

MARCH 23, 2007
FOR IMMEDIATE RELEASE

AURIZON TESTS LOW GRADE HIGH TONNAGE POTENTIAL AT JOANNA

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to announce first drilling results at its Joanna gold property, located 20 kilometres east of Rouyn-Noranda, in north-western Quebec.

At Joanna, surface and underground exploration by previous operators focused mainly on a stacking of high grade veins close to a brittle fault.  The veins are, in fact, included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne.  Compilation of existing data indicates that the corridor extends along an 1,800 metre east-west trend and can be followed down to a depth of 400 metres.  Mineralization follows multiple distinct zones, along a dip of 50o to the north with a western plunge.

As a result of compilation of existing data, potential for a low grade, high tonnage deposit has been identified within the limit of the property, between the surface and 400 metres.

In addition to the previously announced 8,000 metre drill program, which will test the dip extension of the gold corridor to a depth of at least 500 metres, Aurizon is performing the following work at Joanna:

▪

Investigating the extension of the wide mineralized corridor along the dip and lateral extension.  Two surface drill rigs are currently active in this area.  The best results from the current drilling returned 2.2 grams of gold per tonne over 32 metres and 1.5 grams of gold per tonne over 34 metres.

▪

All existing core from ninety previously drilled holes has been recovered and is currently being re-assayed including sections never previously analysed.  Re-assay results have been received from twenty-two of the holes.  Best results returned 2.2 grams of gold per tonne over 43 metres and 1.8 grams of gold per tonne over 43 metres.

▪

Commissioned preparation of an independent mineral resources estimate, based on historical holes, in accordance with the standards defined by National Instrument 43-101.

▪

Increasing its land position by acquiring interests in two additional properties along the gold bearing Cadillac fault and adjacent to Joanna.

“Exploration results continue to be exciting for Aurizon this year.  After the newly discovered zone 123-S at Casa Berardi and the impressive results from Kipawa, we are pleased with the first drill results at Joanna where we are close to completing a mineral resources estimate, only a few months after optioning the property.” said Michel Gilbert, Vice President.

Aurizon Mines Ltd.

News Release –March 23, 2007
Aurizon Tests Low Grade High Tonnage Potential at Joanna

Current drilling program

Eighteen (18) holes totalling 6,200 metres have been completed to date.  Results from the first thirteen (13) holes are available and reported in the attached table and sketch.  Best results are as follows:

	Gold Grade	True Width
Hole	Grams/Tonne	(Metres)
JA-01	2.2 1.4	32 28
JA-02	1.5	19
JA-08	1.7	22
JA-09	1.9	18
JA-10	1.5	18
JA-13	1.5 1.1	34 50

From the results of the current drilling, it appears that mineralization resembles metamorphosed, sediment hosted, disseminated sulphide rather than the expected quartz vein association.

Deformation within the sediments is weak to moderate as a result of the high grade metamorphism.  Interlayered mafic units are strongly deformed with tectonic breccias and gauge associated with the Cadillac fault system.

Gold enrichment is adjacent to the mafic unit, related to fine grain arsenopyrite in a biotite rich matrix.  Narrow, widely spaced, quartz veins, which return higher grades, have been intersected.

Re-assaying of existing core

Ninety (90) historical holes have been recovered.  Core has been systematically re-assayed.  Results from the first twenty two (22) holes have been received to date.

▪

Re-assaying of core from previous drill holes confirmed the grades and widths of the historic intersections.

▪

In addition, sampling of core sections, which had not previously been assayed, returned similar grades. As a result the average width of the zone could be extended to 23 metres which is 24% wider than previously estimated.

Detailed results are reported in the attached table.

Mineral resources estimate

A contract has been awarded to Geostat Systems International Inc. to prepare a mineral resources estimate based on historical holes, in accordance with the standards defined by National Instrument 43-101.

Results from the current drill program and re-assaying program will then be integrated into an updated mineral resource estimate which should be completed by the end of the second quarter, 2007.

Land acquisition

Aurizon has acquired interests in two additional properties, along the gold bearing Cadillac fault and adjacent to its Joanna Property.

	Property	claims	hectares	Aurizon %
Existing	Joanna	67	1,580	100
Newly acquired {	Joanna - Aurizon	3	120	100
	Joanna – Henriksen	20	850	100
		90	2,550

Aurizon Mines Ltd.

News Release –March 23, 2007
Aurizon Tests Low Grade High Tonnage Potential at Joanna

Joanna - Aurizon

Aurizon has acquired, for cash, a 100% interest in three claims from Terrence O’Connors.  The claims are situated along the eastern boundary of the property and along the strike of the gold bearing system.  Aurizon plans to initiate a surface drill program on these claims shortly.

Joanna – Henriksen

Aurizon has signed a letter of intent to acquire, by way of option, a 100% interest in the Henriksen block, subject to a 2% net smelter royalty, from Crus Tal Exploration.  The property comprises twenty claims along the north-western boundary of the property and along the strike of the gold bearing system.  Aurizon plans to initiate surface exploration on this property this summer.

To earn a 100% interest in the Henriksen Property, Aurizon will be required to incur aggregate expenditures of $350,000 over three (3) years.  In addition, the Company will make cash payments totaling $100,000 over three years.

Quality Control

Core assays are performed on core sawed in quarter or in half, with standard fire assay procedures and atomic absorption finition and gravimetric finition for samples above 1 gram of gold per tonne.  Certified reference material and blanks are inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Exploration primary assaying is performed at Labexpert and check assays are carried out by ALS Chemex of Val D’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers, Exploration Manager, an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

Two sketches are attached showing the Joanna area.  Results from the current drill program and re-assaying program are reported in the attached tables.  All other information previously released on the Joanna Project is also available on the Aurizon website.

About Aurizon

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon expects to achieve commercial production at its Casa Berardi gold mine early in the second quarter of 2007.  It is estimated that Casa Berardi will produce in excess of 1,000,000 ounces of gold over the initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

David Hall, President Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com

Aurizon Mines Ltd.

News Release –March 23, 2007
Aurizon Tests Low Grade High Tonnage Potential at Joanna

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.

News Release –March 23, 2007
Aurizon Tests Low Grade High Tonnage Potential at Joanna

Results from Current Drilling Program

Drill Hole	East (mE)	From (metres)	To (metres)	Gold Grade (g/t)	Length (metres) True width
JA-01	8500	200.00	359.00	0.8	157.0
	8500	200.00	235.00	0.4	35.0
	8500	235.00	267.00	2.2	32.0
	8500	304.00	332.00	1.4	28.0
	8500	355.00	359.00	0.8	4.0
JA-02	8600	211.00	349.00	0.5	136.0
	8600	214.00	238.00	0.9	24.0
	8600	286.00	313.00	0.6	27.0
	8600	330.00	349.00	1.5	19.0
JA-03	8700	174.00	307.00	0.4	133.0
	8700	174.00	189.00	0.9	15.0
	8700	252.00	265.00	0.9	13.0
	8700	270.00	276.00	1.0	6.0
	8700	295.00	307.00	1.1	12.0
JA-04	8800	303.00	434.00	0.2	131.0
	8800	362.00	379.00	0.8	17.0
	8800	415.00	421.00	0.7	6.0
	8800	426.00	434.00	0.5	8.0
JA-05	8900	268.00	404.00	0.2	134.0
	8900	329.00	341.00	0.4	12.0
	8900	346.00	353.00	1.0	7.0
	8900	376.00	384.00	0.6	8.0
	8900	391.00	404.00	0.4	13.0
JA-06	9000	163.50	277.00	0.3	113.0
	9000	210.00	235.00	0.7	25.0
	9000	248.00	277.00	0.3	29.0
JA-07	9100	143.00	271.00	0.3	126.0
	9100	143.00	164.00	0.3	21.0
	9100	184.00	197.00	1.1	13.0
	9100	237.00	250.00	0.3	13.0
	9100	260.00	271.00	0.4	11.0
	9100	329.00	331.00	9.2	2.0
JA-08	9200	57.00	189.00	0.5	131.0
	9200	117.00	139.00	1.7	22.0
	9200	125.00	128.00	8.6	3.0
	9200	160.00	180.00	0.4	20.0
	9200	180.00	189.00	1.4	9.0
JA-09	8700	313.00	459.00	0.4	144.0
	8700	386.00	414.00	1.3	28.0

Aurizon Mines Ltd.

News Release –March 23, 2007
Aurizon Tests Low Grade High Tonnage Potential at Joanna

Drill Hole	East (mE)	From (metres)	To (metres)	Gold Grade (g/t)	Length (metres) True width
	8700	386.00	404.00	1.9	18.0
JA-10	8600	357.00	494.00	0.5	132.0
	8600	357.00	362.00	1.0	5.0
	8600	374.00	405.00	0.5	30.0
	8600	391.00	405.00	0.7	14.0
	8600	463.00	467.00	3.2	4.0
	8600	476.00	494.00	1.5	18.0
	8600	478.00	480.00	7.6	2.0
	8600	492.00	494.00	3.4	2.0
JA-11	8850	250.50	362.00	0.2	101.0
	8850	340.00	362.00	0.7	20.0
	8850	340.00	344.00	2.0	4.0
	8850	350.00	362.00	0.5	11.0
	8850	393.00	407.00	0.6	13.0
JA-12	8750	234.00	378.00	0.1	125.0
	8750	234.00	239.00	0.8	4.0
	8750	339.00	342.00	1.6	3.0
	8750	514.50	516.00	6.0	1.4
JA-13	8450	271.00	461.00	0.8	186.0
	8450	271.00	307.00	1.5	34.0
	8450	309.00	333.00	0.6	23.0
	8450	374.00	461.00	0.9	87.0
	8450	374.00	385.00	1.2	11.0
	8450	392.00	400.00	0.9	8.0
	8450	410.00	461.00	1.1	50.0

Aurizon Mines Ltd.

News Release –March 23, 2007
Aurizon Tests Low Grade High Tonnage Potential at Joanna

Results from Re-assaying Core from Previously Drilled Holes

Drilling Hole			Re-Assay (wider zone)
	Historical				% Change from Historical Data
	Gold(g/t)	Length[1] (m)	Gold (g/t)	Length[1] (m)	% Gold	% Length[1] (m)
C1960-1	1.5	21.29	1.4	31	-6.7%	45.6%
C2140-1	1.6	5.85	1.8	13.49	12.5%	130.6%
	0.4	13.19	0.7	23.8	75.0%	80.4%
C2160-1	1.5	14.27	1.1	34	-26.7%	138.3%
	2.2	18.81	4.6	21.34	109.1%	13.5%
C2180-1	1	8.56	1	8.56	0.0%	0.0%
	1.2	22.64	1.1	25.68	-8.3%	13.4%
C2200-1	0.8	15.13	0.8	15.9	0.0%	5.1%
	1.3	19.58	1	19.48	-23.1%	-0.5%
C2220-1	1	13.79	0.6	27.5	-40.0%	99.4%
	1.4	24.88	1	33	-28.6%	32.6%
C2220-2	1.1	8.6	0.9	8.7	-18.2%	1.2%
	1.1	21.73	1	21	-9.1%	-3.4%
C2240-1	2.2	4.4	2.2	4.4	0.0%	0.0%
	1.5	26.68	1.5	26.68	0.0%	0.0%
C2240-2	1.2	5.33	1.3	7.33	8.3%	37.5%
	1.5	29.36	1.5	29.36	0.0%	0.0%
C86-1	2.1	3.21	1.6	4.4	-23.8%	37.1%
	1.7	43.12	1.8	43.12	5.9%	0.0%
C86-3	0.7	18.68	0.8	18.68	14.3%	0.0%
	1.8	38.18	1.8	38.18	0.0%	0.0%
C86-5	0.5	17.62	0.5	19.42	0.0%	10.2%
	2.2	42.52	2.2	42.52	0.0%	0.0%
C86-6	1.1	37.37	1.1	37.37	0.0%	0.0%
C86-7	0.9	25.25	0.9	26.64	0.0%	5.5%
C86-10	1.8	17.3	1.8	17.3	0.0%	0.0%
	0.9	32.68	0.9	32.68	0.0%	0.0%
C86-15	0.9	7.77	0.7	8.5	-22.2%	9.4%
	0.9	20.39	0.9	21.2	0.0%	4.0%
8510-1	4.8	0.54	1.1	13	-77.1%	2307.4%
	0.9	36.75	1	36.75	11.1%	0.0%
8950-1	0.9	32.9	0.7	32.9	-22.2%	0.0%
8950-2	1.2	0.5	0.4	2.1	-66.7%	320.0%
8970-1	0.6	16.33	0.7	17.3	16.7%	5.9%
8990-1	0.9	24.5	1	24.52	11.1%	0.1%
9150-2	0.9	30.86	0.9	30.8	0.0%	-0.2%
	0.4	14.07	0.4	14	0.0%	-0.5%
[1] Along the hole. True widths would approximate 98% of the above widths.

Weighted Average	1.2	18.7	1.2	23.2	0.6%	24.0%

g/t x m	23.2		28.9		24.8%

8000E
8500E
9000E
9500E
2.2/32.0
1.5/19.0
1.0/6.0
1.7/22.0
Mineral Resources in Progress
4700m
1.5/34.0
1.4/28.0
1.1/12.0
1.1/13.0
9.2/2.0
0.9/87.0
1.3/28.0
1.5/18.0
4400m
Deep Target
0 100m
Joanna Project
Cadillac Break
Doyon
Bousquet
LaRonde
Rouyn 20 km
15 km
0 2Km
Past production (9700oz)
Mineral resources in progress
Old hole reassayed
Aurizon new hole (1.5/10.0=g/t Au/m)
AURIZON MINES LTD.
JOANNA Project (Quebec)
Composite Longitudinal Section
March 23, 2007

Reference: News Release Issue No. 7- 2007 - SketchA

QUEBEC
359000E
364000E
369000E
5350000N
5345000N
5340000N
Joanna-Henriksen
82.3g/t Au
10.3g/t Au
Mineral Resources
in Progress
Joanna-Aurizon
Doyon 10Km
Cadillac Break
Old Workings
Old Workings
Joanna
Joanna
117
Felsic Volcanics
Mafic to Ultramafic
Timiskaming Sediments
Pontiac Sediments
Conglomerate
Felsic Intrusive
Mafic Dykes
Showing
Mineral Resources
0
2km
AURIZON MINES LTD.
JOANNA Project (Quebec)
New property acquisitions
surounding Joanna
March 23, 2007

Reference: News Release Issue No. 7- 2007 - Sketch B